PROPERTY
LOCATION

BOMPS MINING, INC.

ZAG 5-8 CLAIMS TIN-R40E
WEEPAH QUADRANGLE

LOCATION MAP

ESMERALDA CO., NEVADA

| SCALE: AS SHOWN | DATE: AUG. 2008 |
| DRAWN BY: J.M. | FIGURE: 1 |



ZAG CLAIMS

BOMPS MINING, INC.

ZAG 5-8 CLAIMS T N-R5E
WEEPAH QUADRANGLE

CLAIM MAP

ESMERALDA CO. NEVADA

| SCALE: AS SHOWN | DATE: AUG 2008 |
| DRAWN BY: J.M. | FIGURE: 2 |

ZAG 5-8 CLAIMS

BOMPS MINING, INC.
ZAG 5-8 CLAIMS T 1N-R40E
WEEPAH QUADRANGLE
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA

SCALE 1:250,000	DATE: AUG. 2000
DRAWN BY: J.M.	FIGURE 3a

After U.S.G.S.
Bulletin 78 Plate 1



BOMPS MINING, INC.

ZAG 5-8 CLAIMS T9N-R40E
WESTERN QUADRANGLE

AEROMAGNETIC MAP

ESMERALDA CO., NEVADA

SCALE 1:250,000 | DATE: AUG 1978
DRAWN BY: J.M. | FIGURE 4